SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Metals Acquisition Ltd

(Name of Issuer)

Ordinary shares

(Title of Class of Securities)

G60409 110

(CUSIP Number)

12/31/2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☑	Rule 13d-1(c)

☐	Rule 13d-1(d)

SCHEDULE 13G

CUSIP No.	G60409 110

1	Names of Reporting Persons
United Super Pty Ltd in its capacity as Trustee for the Construction & Building Unions Superannuation Fund
2	Check the appropriate box if a member of a Group (see instructions)
☐ (a)
☐ (b)
3	Sec Use Only

4	Citizenship or Place of Organization
AUSTRALIA
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
3,572,728.00
	6	Shared Voting Power
0.00
	7	Sole Dispositive Power
3,572,728.00
	8	Shared Dispositive Power
0.00
9	Aggregate Amount Beneficially Owned by Each Reporting Person
3,572,728.00
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
7.4%
12	Type of Reporting Person (See Instructions)
OO

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SCHEDULE 13G

Item 1.

(a)	Name of issuer:

Metals Acquisition Ltd

(b)	Address of issuer's principal executive offices:

3RD FLOOR, 3RD FLOOR, ST. HELIER, , JE4 9WG.

Item 2.

(a)	Name of person filing:

United Super Pty Ltd (ABN 46 006 261623), as trustee for the Construction and Building Unions Superannuation Fund (ABN 75 493 363 262) (Cbus or the Reporting Person)

(b)	Address or principal business office or, if none, residence:

The registered address of each of United Super Pty Ltd and Cbus is Level 22, 130 Lonsdale St, Melbourne, Victoria 3000, Australia.

(c)	Citizenship:

Australia

(d)	Title of class of securities:

Ordinary shares

(e)	CUSIP No.:

G60409 110

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K).

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Item 4.	Ownership

(a)	Amount beneficially owned:

3,572,728

(b)	Percent of class:

7.4%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

3,572,728

(ii)	Shared power to vote or to direct the vote:

0

(iii)	Sole power to dispose or to direct the disposition of:

3,572,728

(iv)	Shared power to dispose or to direct the disposition of:

0

Item 5.	Ownership of 5 Percent or Less of a Class.

Not Applicable

Item 6.	Ownership of more than 5 Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certifications:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

United Super Pty Ltd in its capacity as Trustee for the Construction & Building Unions Superannuation Fund

Signature:	Theo Vosnidis
Name/Title:	Head of Investment Risk and Compliance
Date:	02/06/2024

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